UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                   FAO, INC.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                  30240S 60 0
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                                 (CUSIP Number)

                               Kenneth J. Abdalla
                           c/o Athanor Holdings, LLC
                             9130 Sunset Boulevard
                         Los Angeles, California 90069
                                 (310) 789-7215

                                with a copy to:

                                 Marshall Senk
                                  P.O. Box 824
                        Corona del Mar, California 92625
                                 (949) 723-0887
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 28, 2003
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                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30240S 60 0                                         13D
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1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Athanor Holdings, LLC
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                     (b) [X]

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3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                          [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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                                      7. SOLE VOTING POWER
                                         406,897(*)
NUMBER OF
SHARES                           ----------------------------------------------
BENEFICIALLY                          8. SHARED VOTING POWER
OWNED BY                                 -0-
EACH
REPORTING                        ----------------------------------------------
PERSON WITH                          9. SOLE DISPOSITIVE POWER
                                        406,897(*)

                                 ----------------------------------------------
                                    10. SHARED DISPOSITIVE POWER
                                        -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         406,897(*)
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                        [ ] *
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
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14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         00
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* Power is exercised through the managing members of Athanor Holdings, LLC. The managing members are Kenneth J. Abdalla and Vincent C. Smith.

CUSIP NO. 30240S 60 0                                         13D
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Kenneth J. Abdalla
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                      7. SOLE VOTING POWER
                                         -0-
NUMBER OF
SHARES                           ----------------------------------------------
BENEFICIALLY                          8. SHARED VOTING POWER
OWNED BY                                 406,897(*)
EACH
REPORTING                        ----------------------------------------------
PERSON WITH                          9. SOLE DISPOSITIVE POWER
                                        37

                                 ----------------------------------------------
                                    10. SHARED DISPOSITIVE POWER
                                        28,223(*)
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         406,897(*)
-------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                        [ ] *
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
-------------------------------------------------------------------------------

CUSIP NO. 30240S 60 0                                         13D
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Vincent C. Smith
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                          [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                      7. SOLE VOTING POWER
                                         -0-
NUMBER OF
SHARES                           ----------------------------------------------
BENEFICIALLY                          8. SHARED VOTING POWER
OWNED BY                                 406,897(*)
EACH
REPORTING                        ----------------------------------------------
PERSON WITH                          9. SOLE DISPOSITIVE POWER
                                        378,637

                                 ----------------------------------------------
                                    10. SHARED DISPOSITIVE POWER
                                        28,223(*)
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         406,897(*)
-------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                        [ ] *
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
-------------------------------------------------------------------------------

* Solely in his capacity as managing member of Athanor Holdings, LLC.

         This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 18, 2001 (the "Original
Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on October 21, 2002 and Amendment No. 2 thereto filed with the SEC on May 20, 2003. Unless otherwise stated herein, the Original Schedule 13D, as amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as amend.

Item 5.           Interest in Securities of the Issuer

         Item 5 is hereby amended and supplemented as follows:

          (a), (b)

         Athanor

         As a result of the transactions reported in Item 5(c), Athanor has sole voting and investment power with respect to 406,897 shares of Common Stock, or approximately 7.9% of the 5,152,833 shares of Common Stock outstanding as of May 9, 2003, as reported in the Issuer's most recent Annual Report on Form 10-K.

         Kenneth J. Abdalla

         Mr. Abdalla shares, solely in his capacity as a managing member of Athanor, with Mr. Smith investment power with respect to 28,223 shares of Common Stock owned by Athanor and voting power with respect to all of the shares of Common Stock owned by Athanor. Mr. Abdalla has sole investment power with respect to 37 shares of Common Stock owned by Athanor.

         Vincent J. Smith

         Mr. Smith shares, solely in his capacity as a managing member of Athanor, with Mr. Abdalla investment power with respect to 28,223 shares of Common Stock owned by Athanor and voting power with respect to all of the shares of Common Stock owned by Athanor. Mr. Smith has sole investment power with respect to 378,637 shares of Common Stock owned by Athanor.

         (c) On May 28, 2003, Athanor sold 230,600 shares of Common Stock in brokers' transactions pursuant to Rule 144 as follows:

         Number of Shares                       Price Per Share

                 106,000                             $2.90

                     400                              2.89

                   7,000                              2.88

                   3,000                              2.87

                  69,000                              2.86

                  24,000                              2.85

                  21,100                              2.75


                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 2003

                                      ATHANOR HOLDINGS, LLC

                                  By: /s/ Kenneth J. Abdalla
                                      -----------------------------
                                      Kenneth J. Abdalla
                                      Managing Member


                                  By: /s/ Vincent C. Smith
                                      -----------------------------
                                      Vincent C. Smith
                                      Managing Member


                                      /s/ Kenneth J. Abdalla
                                      -----------------------------
                                      KENNETH J. ABDALLA


                                      /s/ Vincent C. Smith
                                      -----------------------------
                                      VINCENT C. SMITH